UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K203

(CUSIP Number)

Jie Qin

c/o 21/F, Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park

Pudong New Area, Shanghai 201203

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Jie Qin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,000,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 9,000,000 ordinary shares issued by the Issuer in the form of restricted shares held by Mr. Jie Qin.
(2)	Based on 121,315,465 ordinary shares of the Issuer issued and outstanding as of September 30, 2018.

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), including Ordinary Shares represented by American depositary shares (the “ADSs”), each representing three Ordinary Shares, of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “NCTY.” The principal executive office of the Issuer is located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

Item 2.	Identity and Background.

(a)–(c), (f)    This Schedule 13D is being filed by Jie Qin (“Mr. Qin” or “Reporting Person”).

Mr. Qin is a consultant of the Issuer. He has more than 20 years of experience in internet and game industries and has provided consulting services with respect to the internet and game industries to the Issuer since 2005. Mr. Qin is a citizen of People’s Republic of China. The principal business address of Mr. Qin is c/o 21/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

(d), (e)    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 4, 2018, as approved and authorized by the Compensation Committee and the Board of Directors of the Issuer and pursuant to the Seventh Amended and Restated 2004 Stock Option Plan, the Issuer issued 9,000,000 Ordinary Shares in the form of restricted shares to Mr. Qin. Such restricted shares are subject to a six-month lock-up period and restrictions that will be removed in installments once certain pre-agreed financial performance target of the Issuer and service period conditions of the grantees are met. Simultaneous with the new grants, options to purchase 3,000,000 Ordinary Shares previously held by Mr. Qin were cancelled

Item 4.	Purpose of Transaction.

Item 3 is incorporated herein by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for investment purposes. The Reporting Person intends to review his investments in the Issuer on a continuing basis and, depending on various factors the Reporting Person may deem relevant to his investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may decide to acquire additional securities, sell some or all of this securities, or to continue to hold his existing position in the securities for investment.

Except as set forth above, the Reporting Person does not have any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to take such actions in the future as he deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)    The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 121,315,465 Ordinary Shares issued and outstanding as of September 30, 2018.

Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Ordinary Shares or have the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, the Reporting Person does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which he may be deemed to beneficially own.

(c)    Except as disclosed in this Schedule 13D, there have been no transactions in the securities of the Issuer effected by the Reporting Person within the last 60 days.

(d)    Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 is incorporated herein by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2018

/s/ Jie Qin
Jie Qin